SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ✓ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ✓

     This Report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (No. 333-110470) and in the prospectus contained in the registration statement on Form F-4 (No. 333-110475) of Coca Cola HBC Finance B.V. and Coca Cola Hellenic Bottling Company S.A. and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.

Table of Contents

1.	Press release of 30 December, 2003

2.	Press release of 24 December, 2003

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces resolution of share capital increase following stock option exercise

     Athens, Greece – 24 December 2003 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, the Company), announced today that following the exercise of stock options by option-holders under CCHBC’s stock option plan, the Board of Directors of Coca-Cola HBC, pursuant to para. 9 of art. 3 of Codified Law 2190/1920, resolved yesterday to increase the Company’s share capital by the amount of €128,340.50. A total of 256,681 new ordinary shares of a nominal value of €0.50 each will be issued at issuance prices of €12.08, €12.95, €14.53, and €14.68 per share and a total issuance value of €3,371,556.03.

     The day the new shares will start trading will be announced following regulatory approval by the Athens Stock Exchange.

     Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Company Contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: (+30) 210 618 3100
Investor Relations Director	e-mail: investor.relations@cchbc.com

Coca-Cola HBC
Thalia Chantziara	Tel: (+30) 210 618 3124
Investor Relations Analyst	e-mail: thalia.chantziara@cchbc.com

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Financial Dynamics	Tel: (+1) 212 850 5600
Brian Maddox	e-mail: bmaddox@fdmw.com
Lindsay Hatton	email: lhatton@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces completion of the acquisition of Greek potato chip company Tsakiris

     Athens, Greece – 30 December 2003 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), announced today the completion of its acquisition of 100% of the Greek potato chip company, Tsakiris S.A., the second biggest brand in the Greek potato chip market with annual revenues of approximately €6 million and market share of around 10%. Tsakiris is a wholly-owned subsidiary of Athens Exchange (ATHEX) listed Plias S.A.

     The acquisition, for a cash consideration of €6.2 million, has been approved by the CCHBC Board following legal and financial due diligence and receipt of an independent fairness opinion on the purchase price.

     Doros Constantinou, Managing Director of CCHBC, commented:

     “This transaction brings CCHBC a well-known Greek brand with significant potential. We will be able to leverage our unique domestic infrastructure to develop the strong heritage of this brand. While the group’s strategy to grow and develop our carbonated and non-carbonated beverages remains unchanged, Tsakiris complements well our diverse non-alcoholic beverage portfolio in Greece and provides an excellent opportunity to explore the potential synergies between the two sectors in one of our most established markets.”

     Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ASE: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Company Contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: (+30) 210 618 3229
Investor Relations Director	e-mail: investor.relations@cchbc.com

Coca-Cola HBC
Thalia Chantziara	Tel: (+30) 210 618 3124
Investor Relations Analyst	e-mail: thalia.chantziara@cchbc.com

European Press Contact:	Tel: 0044 207 269 7100
Financial Dynamics Athens	Mobile: +44 7909 925 805
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Financial Dynamics	Tel: (+1) 212 850 5600
Brian Maddox	e-mail: bmaddox@fdmw.com
Lindsay Hatton	email: lhatton@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson

Name:	Jan Gustavsson
Title:	General Counsel & Company Secretary

Date: January 7, 2004